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Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

November 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kenneth Ellington

Re:	Eagle Point Credit Company Inc. (File No. 811-22974)

Dear Mr. Ellington:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephonic conversation on September 10, 2019 between Kenneth Ellington of the Staff and Thomas J. Friedmann, Philip T. Hinkle and Cynthia C. Bien of Dechert LLP and a telephonic conversation on October 31, 2019 between Kenneth Ellington and Philip T. Hinkle, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Fund.

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response.

1.	The disclosure in footnote 2 of the Fund’s Consolidated Schedule of Investments discloses that the investments are restricted investments. Please ensure in future filings that all the disclosure related to restricted securities required by footnote 8 of Rule 12-12 of Regulation S-X are included in future financial statements, including acquisition date.

Response:

The Fund will ensure that all disclosure related to restricted securities required by footnote 8 of Rule 12-1 of Regulation S-X are included in future financial statements, including the initial acquisition date of each restricted security listed on the Consolidated Schedule of Investments.

Kenneth Ellington November 4, 2019 Page 2

2.	In Note 1 “Organization” to the financial statements, please disclose in future filings the percentage of the Fund invested in each subsidiary.

Response:

The Fund will disclose the percentage of the Fund’s net assets invested in each subsidiary in Note 1 “Organization” to the consolidated financial statements in future financial statements.

3.	With respect to Note 2 “Summary of Significant Accounting Principles” to the financial statements, please discuss in correspondence the accounting for interest income from loan accumulation facilities, including citations to applicable U.S. GAAP. Please also state the amount of income that was attributable to such interest income.

Response:

Interest income from loan accumulation facilities (each a “LAF”, and collectively “LAFs”) is recorded according to the guidance noted in ASC 325-40-35-1, which states that the holder of a beneficial interest in securitized financial assets shall determine interest income over the life of the beneficial interest in accordance with the effective yield method, provided such amounts are expected to be collected. FASB ASC 325-40-20 further defines “beneficial interests”, among other things, as “rights to receive all or portions of specified cash inflows received by a trust or other entity.”

FASB ASC 325-40-15-7 also states that for income recognition purposes, beneficial interests in securitized financial assets (such as those in LAFs) are within the scope of ASC 325-40 because it is customary for certain industries, such as investment companies, to report interest income as a separate item in their income statements even though the investments are accounted for at fair value.

The amounts of interest income from loan accumulation facilities recorded for the year ended December 31, 2018 and for the six month period ended June 30, 2019 were approximately $5.8 million and $2.8 million, respectively.

The Fund will include the relevant information and U.S. GAAP references noted above in Note 2 “Summary of Significant Accounting Principles” to the consolidated financial statements in future financial statements.

Kenneth Ellington November 4, 2019 Page 3

4.	The disclosure in Note 3 “Investments” to the financial statements discusses situations when the fair value of the loan accumulation facilities is based on the market value of the underlying loans plus accrued interest and realized gains (losses) reported by the Trustee. Please explain in correspondence how this valuation policy is in accordance with U.S. GAAP and specifically ASC 820.

Response:

ASC 820 defines “fair value” as the price that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the particular measurement date.

The Fund determines the fair value of LAFs consistent with the “income approach” noted in ASC 820-10-55-3F, which states the fair value measurement should reflect current market expectations about the receipt of future amounts (i.e., the Fund’s estimated exit price).

LAFs are typically short to medium term in nature and formed to acquire loans on an interim basis that are expected to form part of a specific CLO transaction. Pursuant to a typical LAF’s governing documents, loans acquired by the LAF are typically required to be transferred to the contemplated CLO transaction at the original cost. In such a situation, because the LAF will receive its full cost basis in the underlying loan assets and the accrued interest thereon upon the consummation of the CLO transaction, the Fund fair values its investment in the LAF as follows: (A) the cost of the Fund’s investment (i.e., the principal amount invested) and (B) to the extent the LAF has realized gains (losses) on its underlying loan assets which are reported by the Trustee during the applicable reporting period, its attributable portion of such realized gains (losses). For clarification, the LAF’s attributable portion of such realized gains (losses) are recorded as a change in unrealized appreciation (depreciation) on the Fund’s Consolidated Statement of Operations, which becomes a realized gain (loss) at the time the LAF converts into a specific CLO transaction.

Kenneth Ellington November 4, 2019 Page 4

ASC 820-10-35-25 states valuation techniques used to measure fair value should be applied consistently. However, the pronouncement further states a change in valuation technique or application may be appropriate if the change results in a measurement that is equal or more representative of fair value under certain circumstances, such as a change in market conditions or new information becoming available. In such circumstances, Eagle Point Credit Management LLC (the “Adviser”), the Fund’s investment adviser, may determine that, despite the initial expectation that a CLO transaction would result from a LAF at the time of the Fund’s investment therein, such a transaction is in fact unlikely to occur and, accordingly, it is unlikely the loans held by the LAF will be transferred at cost. Rather, the loans held by the LAF will most likely be sold at market value. In such situations, the Fund will continue to fair value the LAF consistent with the income approach noted in ASC 820-10-55-3F, but modify the fair value measurement to reflect the change in exit strategy of the LAF to incorporate current market expectations of the receipt of future amounts (i.e., the Fund’s estimated exit price). As such, the fair value of the Fund’s investment in the LAF is most appropriately determined by reference to the market value of the LAF’s underlying loans, which is reflective of the price at which the LAF could sell its loan assets in an orderly transaction between market participants. As such, in these situations, the Fund fair values its investment in the LAF as follows: (A) the cost of the Fund’s investment (i.e., the principal amount invested), and (B) the Fund’s attributable portion of the unrealized gain (loss) on the LAF’s underlying loan assets, and (C) to the extent the LAF has realized gains (losses) on its underlying loan assets which are reported by the Trustee during the applicable reporting period, its attributable portion of such realized gains (losses). The Fund’s measure of its attributable portion of the unrealized gain (loss) on the LAF’s underlying loan assets takes into account the Fund’s current market expectations of its receipt of future amounts on such assets, which may be impacted by various factors including any applicable change in market conditions or new information.

Additionally, as noted in comment 3’s response, the Fund also records the LAF’s attributable portion of interest income in its Consolidated Statement of Operations in the period such interest is earned.

In future financial statements, the Fund will update the Valuation of Loan Accumulation Facilities discussion in Note 3 “Investments” to the consolidated financial statements to include the relevant information and U.S. GAAP references noted above.

5.	The disclosure in Note 4 “Related Party Transactions” to the financial statements states that the Adviser has voluntarily waived a portion of its incentive fee. Please disclose in correspondence whether the incentive fees are subject to recoupment. If the incentive fees are subject to recoupment, then please confirm whether the recoupment period is limited to three (3) years from the date the fees were waived. Please disclose in future filings the amounts subject to recoupment by year and the terms of recoupment in the notes to the financial statements. Any recapture provision should be limited to the lesser of (i) the expense cap in effect at the time of waiver and (ii) the expense cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:

The waived portion of the incentive fee is not subject to recoupment. The Fund will include additional disclosures stating such in future filings as applicable.

6.	The Staff notes that the Fund has significant return of capital distributions during the fiscal year. The Staff also notes that the distribution amounts in the distribution history section of the Fund’s website only discloses the total amount of each distribution. Please clearly identify on the Fund’s website the portion of each distribution that is a return of capital.

Response:

The Fund will (A) update its website to include a clear hyperlink from the “Distribution History” section of the website to the “Tax Characteristics” section of the website and (B) enhance the “Tax Characteristics” section of the website to include a table that discloses, for each distribution associated with each of the Fund’s fiscal years (including the estimated cumulative current fiscal year-to-date), the percentage of each distribution sourced from each of (i) net investment income, (ii) short-term capital gain, (iii) long-term capital gain, and (iv) return of capital.

For completed fiscal years, when such information becomes available, the source percentage of each distribution will be determined from the Fund’s 1099-Div statement as reported to the Fund’s shareholders. For the current period, the source percentage of each distribution will be as estimated consistent with the year-to-date percentage noted in the Fund’s most recent Section 19 Notice.

Kenneth Ellington November 4, 2019 Page 5

7.	The Summary Tax Characteristics of Dividends and Distributions document found on the Fund’s website for the tax year ended December 31, 2018 appears to identify return of capital as a non-taxable dividend. Please refrain from using the term “dividend” to describe distributions that contain a return of capital as that term has a connotation of income.

Response:

The Fund will refrain from using the term “dividend” in the Summary Tax Characteristics of Dividends and Distributions document to describe distributions that contain a return of capital.

8.	Item 4(e)(2) of the Fund’s Form N-CSR discloses that 100% of the independent accountant’s expenses were pre-approved by the Fund’s audit committee and does not include separate responses for sub-items (b), (c) and (d). Item 4(e)(2) of Form N-CSR requires disclosure of situations where the pre-approval requirement was waived in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, not when pre-approval was obtained. Please confirm this disclosure is accurate and provide separate responses for sub-items (b), (c) and (d) in future flings.

Response:

The Fund intended the disclosure to be 0% to reflect that each of the services provided by the independent accountant and listed in sub-items (b), (c) and (d) were pre-approved by the Fund’s audit committee, and no pre-approvals were waived. The Fund confirms it will update this disclosure in the future to more closely track the requirements of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Kenneth Ellington November 4, 2019 Page 6

9.	Please confirm that the Fund has adopted and is applying the provisions of Accounting Standards Update No. 2017-08, which is called the Premium Amortization on Purchased Callable Debt Securities.

Response:

The Fund confirms it applies the provisions of Accounting Standards Update No. 2017-08 (“ASU 2017-08”) in calculating amortization of premium for CLO debt securities. Additionally, in future filings the Fund will update Note 2 “Significant Accounting Policies” to the consolidated financial statements stating adherence to ASU 2017-08.

10.	The Fund’s semi-annual report filed on Form N-CSRS on August 15, 2019 discloses the quarterly distribution for each of the quarters ended March 31, 2019 and June 30, 2019 was lower partially due to the accounting treatment of a CLO that undertook a “call and roll” transaction. Please explain in correspondence the transaction, discuss the accounting for it and the impact to the financial statements.

Response:

The “call and roll” transaction noted in the Fund’s semi-annual report for the period ending June 30, 2019 relates to an effective “reset” of the applicable CLO investment. Generally, in such a transaction, an existing CLO investment is called (the “Called CLO”), resulting in a full repayment of all of its outstanding rated debt securities, and the majority of the assets of the called CLO are transferred to a new special purpose vehicle managed by the same collateral manager as the Called CLO (the “New CLO”) which issues new debt securities and new subordinated notes pursuant to an indenture whose terms typically differ from those of the Called CLO. The Fund, which was a holder of the subordinated notes in the Called CLO, utilized the proceeds from the call of the Called CLO to subsequently acquire subordinated notes in the New CLO. The subordinated notes issued by the New CLO have a new maturity date and have a different CUSIP than those issued by the Called CLO given that the New CLO is a distinct legal entity from the Called CLO.

Because the Called CLO investment was unwound, this triggered a realization of an unrealized loss that was previously carried by the Fund in connection with its investment in the Called CLO (which unrealized loss was reflected in the Fund’s Net Asset Value as applicable over the holding period of the investment). The impact to the Fund’s financial statements for the quarter ending June 30, 2019 was primarily a geographical shift of an unrealized loss previously recorded in the quarter ended March 31, 2019 to a realized loss and the impact to the Fund’s Net Asset Value resulting from this transaction was minimal.

Kenneth Ellington November 4, 2019 Page 7

11.	The accountant’s report on internal control included in the Fund’s Form N-CEN filed on March 15, 2019 is missing the city and state of the accounting firm. Please confirm the Fund maintains a copy of the report that contains this information and ensure the city and state are included in future N-CEN filings.

Response:

The Fund confirms it maintains a copy of the report that contains the city and state. The Fund will ensure the city and state are included in future N-CEN filings.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.

Kenneth P. Onorio, Chief Financial Officer and Chief Operating Officer, Eagle Point Credit Company Inc.

Nauman S. Malik, Chief Compliance Officer, Eagle Point Credit Company Inc.

Thomas J. Friedmann, Dechert LLP